UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

AutoWeb, Inc.

(Name of Subject Company (Issuer))

Unity AC 2, Inc.

(Offeror)

A Wholly-Owned Subsidiary of

Unity AC 1, LLC
(Parent of Offeror)

One Planet Group LLC
(Parent of Unity AC 1, LLC)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

05335B100

(CUSIP Number of Class of Securities)

One Planet Group, LLC

1820 Bonanza Street

Walnut Creek, CA 94596

Attention: Vice President, Legal and Compliance

Phone: 925.983.2800

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Bruce F. Perce, Esq.

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

Phone: (312) 782-0600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO with the Securities and Exchange Commission on August 3, 2022 (as may be amended or supplemented from time to time, the “Schedule TO”) with respect to the cash tender offer (the “Offer”) by Unity AC 1, LLC, a Delaware limited liability company (“Parent”), and Unity AC 2, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), to purchase all of the outstanding shares of the common stock (the “Shares”) of AutoWeb, Inc., a Delaware corporation (the “Company”), at an offer price per Share of $0.39, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2022 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the matters set forth in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and in Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

“The Offer expired at one minute after 11:59 p.m., New York City time, on August 30, 2022 (such time and date, the “Expiration Time”). The Depositary has advised Purchaser that, as of the Expiration Time, 9,397,038 Shares were validly tendered and not validly withdrawn pursuant to the Offer, which when represents approximately 66.9% of all Shares outstanding as of the Expiration Time. Accordingly, the Minimum Condition has been satisfied and all other conditions to the Offer were satisfied or waived. All Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment by Purchaser.

Following Purchaser’s acceptance for payment of the Shares tendered pursuant to the Offer, during the course of the day on August 31, 2022, Purchaser expects to complete the Merger in accordance with Section 251(h) of the DGCL without a vote of the Company’s stockholders, with the Company continuing as the Surviving Corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares), will, without any further action on the part of the holder of such Share, be converted into the right to receive a price per Share equal to the Offer Price, without interest and subject to any required withholding of taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or transfer of Direct Registration Book-Entry Share or book-entry transfer of, such Share.

After consummation of the Merger, and as a result thereof, the Shares will be delisted and will cease to trade on Nasdaq. Parent and the Company intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2022

UNIT AC 2, INC.

By: /s/Payam Zamani Name: Payam Zamani Title: President and Chief Executive Officer

UNIT AC 1, LLC

By: /s/Payam Zamani Name: Payam Zamani Title: President and Chief Executive Officer

ONE PLANET GROUP LLC

By: /s/Payam Zamani Name: Payam Zamani Title: President and Chief Executive Officer

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